Exhibit 99.1

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

UNAUDITED

IN U.S. DOLLARS

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2019	2018
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$39,904	$67,381
Restricted cash	27,094	32,305
Restricted cash held by trustees	2,353	4,372
Trade receivables, net	45,553	47,164
Contract assets	47,119	47,760
Inventories	26,224	21,109
Other current assets	25,777	26,022

Total current assets	214,024	246,113

LONG-TERM ASSETS:
Restricted cash	147	146
Severance pay funds	6,770	6,780
Deferred tax asset	2,809	4,127
Operating lease right-of-use assets	4,721	-
Other receivables	9,371	7,276

Total long-term assets	23,818	18,329

PROPERTY AND EQUIPMENT, NET	82,466	84,403

INTANGIBLE ASSETS, NET	1,757	2,434

GOODWILL	43,468	43,468

Total assets	$365,533	$394,747

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.-

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2019	2018
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$4,325	$4,458
Trade payables	28,569	24,636
Accrued expenses	59,012	67,533
Advances from customers and deferred revenues	20,403	29,133
Operating lease liabilities	1,659	-
Other current liabilities	13,650	14,588

Total current liabilities	127,618	140,348

LONG-TERM LIABILITIES:
Accrued severance pay	7,020	6,649
Loans, net of current maturities	4,000	8,098
Operating lease liabilities	3,093	-
Other liabilities	646	580

Total long-term liabilities	14,759	15,327

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized: 90,000,000 shares as of June 30, 2019 and December 31, 2018; Issued and outstanding: 55,441,303 and 55,176,107 shares as of June 30, 2019 and December 31, 2018, respectively	2,640	2,625
Additional paid-in capital	926,509	924,856
Accumulated other comprehensive loss	(4,329)	(5,380)
Accumulated deficit	(701,664)	(683,029)

Total shareholders' equity	223,156	239,072

Total liabilities and shareholders' equity	$365,533	$394,747

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2019	2018
Revenue:
Products	$83,983	$83,771
Services	37,811	50,111

Total revenue	121,794	133,882

Cost of revenue:
Products	55,597	62,475
Services	20,642	27,578

Total cost of revenue	76,239	90,053

Gross profit	45,555	43,829

Operating expenses:
Research and development costs, net	15,398	15,920
Selling and marketing	11,288	11,716
General and administrative	9,527	8,389

Total operating expenses	36,213	36,025

Operating income	9,342	7,804

Financial expenses, net	(1,400)	(2,188)

Income before taxes on income	7,942	5,616
Taxes on income	1,713	1,154

Net income	$6,229	$4,462

Net income per share:
Basic	$0.11	$0.08
Diluted	$0.11	$0.08

Weighted average number of shares used in computing earning per share:
Basic	55,262,453	54,811,893
Diluted	56,014,927	55,614,782

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2019	2018

Net income	$6,229	$4,462

Other comprehensive income (loss):
Foreign currency translation adjustments	423	(1,328)
Change in unrealized gain (loss) on hedging instruments, net	854	(1,039)
Less - reclassification adjustments for net loss (gain) realized and included in income (loss) on hedging instruments, net	(226)	144

Total other comprehensive income (loss)	1,051	(2,223)

Comprehensive income	$7,280	$2,239

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Unaudited)

U.S. dollars in thousands (except share and per share data )

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive (loss)	Accumulated deficit	Total shareholders' equity

Balance as of December 31, 2017	54,737,267	$2,601	$921,726	$(3,046)	$(702,959)	$218,322

Effect of adoption of ASC 606	–	–	–	–	1,521	1,521
Stock-based compensation of options	–	–	488	–	–	488
Exercise of stock options	164,250	9	564	–	–	573
Comprehensive income (loss)	–	–	–	(2,223)	4,462	2,239

Balance as of June 30, 2018	54,901,517	$2,610	$922,778	$(5,269)	$(696,976)	$223,143

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity

Balance as of December 31, 2018	55,176,107	$2,625	$924,856	$(5,380)	$(683,029)	$239,072

Stock-based compensation of options	–	–	1,293	–	–	1,293
Exercise of stock options	265,196	15	360	–	–	375
Dividend distribution	–	–	–	–	(24,864)	(24,864)
Comprehensive income	–	–	–	1,051	6,229	7,280

Balance as of June 30, 2019	55,441,303	$2,640	$926,509	$(4,329)	$(701,664)	$223,156

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2019	2018
Cash flows from operating activities:

Net income	$6,229	$4,462
Adjustments required to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	5,681	7,322
Stock-based compensation of options and RSUs	1,293	488
Accrued severance pay, net	382	47
Deferred income taxes, net	1,385	(29)
Decrease in trade receivables, net	2,506	15,089
(Increase) decrease in contract assets	(232)	14,380
Increase in other assets and receivables	(29)	(9,147)
(Increase) decrease in inventories, net	(6,137)	332
Increase (decrease) in trade payables	3,933	(11,634)
Decrease in accrued expenses	(7,076)	(1,980)
Decrease in advances from customers and deferred revenues	(8,405)	(4,980)
Decrease in advances from customers held by trustees	–	(1,478)
Increase (decrease) in other liabilities	(1,950)	5,562

Net cash (used in) provided by operating activities	(2,420)	18,434

Cash flows from investing activities:

Purchase of property and equipment	(3,587)	(5,014)

Net cash used in investing activities	(3,587)	(5,014)

Cash flows from financing activities:

Proceeds from exercise of stock option and restricted stock units	375	573
Dividend payment	(24,864)	–
Repayment of long-term loans	(4,231)	(4,249)

Net cash used in financing activities	(28,720)	(3,676)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	21	(709)

Increase (decrease) in cash, cash equivalents and restricted cash	(34,706)	9,035
Cash, cash equivalents and restricted cash at the beginning of the period	104,204	86,757

Cash, cash equivalents and restricted cash at the end of the period	$69,498	$95,792

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

Supplementary disclosure of cash flows activities:

(1) Cash paid during the period for:

Interest	$320	$398

Income taxes	$640	$2,495

(2) Non-cash transactions:

Purchases of property and equipment that were not paid for and reclassification from inventories to property and equipment	$2,349	$1,768

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 1: -    GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. and its subsidiaries (the “Company”) is a global provider of satellite-based broadband communications. The Company designs and manufactures ground-based satellite communications equipment, and provides comprehensive solutions and end-to-end services, powered by its technology. The Company’s portfolio comprises a cloud based satellite network platform, very small aperture terminals ("VSATs"), amplifiers, high-speed modems, on-the-move antennas and high power solid-state power amplifiers ("SSPAs") and block up converters (“BUCs”). The Company’s solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety. The Company also provides connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both its own networks, and also other networks that it installs, mainly based on Build Operate Transfer (“BOT”) contracts. The Company also provides managed network services over VSAT networks owned by others.

The Company was incorporated in Israel in 1987 and launched its first generation VSAT in 1989.

The Company operates in three business segments consisting of Fixed Networks, Mobility Solutions and Terrestrial Infrastructure Projects. Refer to Note 12 for additional information.

b.	The Company depends on major suppliers to supply certain components and services for the production of its products or providing services. If these suppliers fail to deliver or delay the delivery of the necessary components or services, the Company will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays or services delays which could cause a possible loss of sales and additional incremental costs and, consequently, could adversely affect the Company's results of operations and financial position.

NOTE 2: -    SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited condensed interim consolidated financial statements:

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information. In the opinion of management, the unaudited condensed interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial statements.

The balance sheet at December 31, 2018 has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The accompanying unaudited condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2018, included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 18, 2019. The significant accounting policies applied in the Company’s audited 2018 consolidated financial statements and notes thereto included in the Annual Report are applied consistently in these unaudited condensed interim consolidated financial statements, except for changes associated with the new leases standard for the six months ended June 30, 2019, as detailed in Note 2 (d). Results for the six months ended June 30, 2019 are not necessarily indicative of results that may be expected for the year ending December 31, 2019.

b.	Use of estimates:

The preparation of the condensed interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

c.	Principles of consolidation:

The condenses interim consolidated financial statements include the accounts of Gilat Satellite Networks Ltd. and its subsidiaries in which the Company has a controlling voting interest and entities consolidated under the variable interest entities ("VIE") provisions of ASC 810, "Consolidation" ("ASC 810"). Inter-company balances and transactions have been eliminated upon consolidation.

d.	Recently adopted accounting standard:

1.	In February 2016, the FASB issued ASU 2016-02, Leases (“Topic 842” or “ASC 842”). The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. Leases with a term of 12 months or less are accounted for in a manner similar to the accounting under the previous guidance for operating leases. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, "Leases".

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted ASC 842 on January 1, 2019, using the modified retrospective approach, by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with ASC 840.

The Company leases real estate and storage areas, which are all classified as operating leases. In addition to rent payments, the leases may require the Company to pay for insurance, maintenance and other operating expenses.

The Company determines if an arrangement is a lease at inception. Lease classification is governed by five criteria in ASC 842-10-25-2. If any of these five criteria is met, the Company classifies the lease as a finance lease. Otherwise, the Company classifies the lease as an operating lease.

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating and finance lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments. Operating lease expenses are recognized on a straight-line basis over the lease term. Several of the Company’s leases include options to extend the lease. For purposes of calculating lease liabilities, lease terms include options to extend the lease when it is reasonably certain that the Company will exercise such options. The Company’s lease agreements do not contain any material residual value guarantees.

The Company's ROU assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The new standard also provides practical expedients for an entity’s ongoing accounting. The Company elected the short-term lease recognition exemption for all leases with a term shorter than 12 months. This means that for those leases, the Company does not recognize ROU assets or lease liabilities, including not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition, but recognizes lease expenses over the lease term on a straight-line basis. The Company also elected the practical expedient to not separate lease and non-lease components for all of the Company’s leases.

The new lease standard does not have a notable impact on the Company’s financial covenant compliance under its credit lines.

The Company recorded upon adoption as of January 1, 2019, right-of-use leased assets and corresponding liabilities of $5,581. See Note 7 for further information on leases.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	In August 2017, the FASB issued ASU No. 2017-12 (Topic 815) Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities, which expands an entity's ability to hedge financial and nonfinancial risk components and amends how companies assess effectiveness as well as changes the presentation and disclosure requirements. The new standard is to be applied on a modified retrospective basis and is effective for interim and annual periods beginning after December 15,2018, with early adoption permitted. The Company adopted the provisions of this update as of January 1, 2019 with no impact on its consolidated financial statements.

e.	Impact of recently issued accounting standard and not yet adopted:

In January 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses on Financial Instruments”, which requires that expected credit losses relating to financial assets measured on an amortized cost basis and available for sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available for sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. The new standard will be effective for interim and annual periods beginning after January 1, 2020, and early adoption is permitted. The Company does not expect this new guidance will have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 eliminates Step 2 of the goodwill impairment test, which requires the calculation of the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Company is currently evaluating the expected impact of the standard on its consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 3:-    INVENTORIES

Inventories are comprised of the following:

	June 30,	December 31,
	2019	2018

Raw materials, parts and supplies	$7,080	$5,885
Work in progress and assembled raw materials	12,898	10,548
Finished products	6,246	4,676

	$26,224	$21,109

Inventory write-offs amounted to $1,260 and $3,189 during the six months ended June 30, 2019 and 2018, respectively.

NOTE 4:-     PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30,	December 31,
	2019	2018
Cost:

Buildings and land	$92,235	$92,025
Computers, software and electronic equipment	52,447	50,390
Network equipment	40,968	40,502
Office furniture and equipment	5,510	5,317
Vehicles	279	324
Leasehold improvements	3,619	3,556

	195,058	192,114
Accumulated depreciation	112,592	107,711

Depreciated cost	$82,466	$84,403

Depreciation expenses amounted to $5,004 and $4,723 in the six months ended June 30, 2019 and

2018, respectively.

NOTE 5:-    DEFERRED REVENUE

Deferred revenue as of June 30, 2019 and December 31, 2018 was $8,476 and $8,658, respectively, and primarily relates to revenue that is recognized over time for service contracts. Approximately $3,307 of the December 31, 2018 balance was recognized as revenue during the period ended June 30, 2019.

The balance of deferred revenues approximates the aggregate amount of the billed and collected amount allocated to the unsatisfied performance obligations at the end of reporting period.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 5:-    DEFERRED REVENUE (Cont.)

All of the Company’s performance obligations in contracts with customers, other than large scale governmental projects (expected to be recognized over periods of approximately 11-15 years), principally relate to contracts with a duration of less than one year, and as such, the Company is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

For information regarding disaggregated revenues, please refer to note 12 (b).

NOTE 6:-     COMMITMENTS AND CONTINGENCIES

a.	Litigations:

In 2003, the Brazilian tax authority filed a claim against the Company’s inactive subsidiary in Brazil, for the payment of taxes allegedly due from the subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Supreme Court in February and March 2016 ruled against the subsidiary in final non-appealable decisions. The total amount of this claim, including interest, penalties and legal fees is approximately $9,100, of which approximately $1,000 is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. Pursuant to the court’s decision, published in March 2016, the foreclosure proceedings against the former managers were cancelled. The tax authorities appealed such decision which appeal was rejected in July 2017. This court ruling is final and is not appealable. Based on Brazilian external counsel’s opinion, the Company believes that the subsidiary has solid arguments to sustain its position that further collection proceedings are barred due to statute of limitation and that the inclusion of any additional co-obligors in the tax foreclosure certificate should be barred due to the applicable statute of limitations and that the foreclosure procedures cannot legally be redirected to any of the Company’s entities and managers who were not cited in the foreclosure certificate. Accordingly, the Company believes that the chances that such redirection will lead to a loss recognition are remote.

In October 2017, the Temporary Union UGC-FUSA, a former subcontractor that the Company hired in connection with the Kioscos project in Colombia, initiated an arbitration proceeding against the Company’s subsidiary for a breach of contract. The amount of the claim was approximately $6,300. In July 2018 the Company’s subsidiary filed its response and a counterclaim against the subcontractor. In June 2019, the case was concluded by way of settlement. The settlement amount was paid subsequent to June 30, 2019.

As of June 30, 2019, the Company had adequate accruals relating to this proceeding.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 6:-    COMMITMENTS AND CONTINGENCIES (Cont.)

In 2018, the Company’s subsidiary GNP won a government bid for the two additional regional projects for National Telecommunications Program (Programa Nacional de Telecomunicaciones) or PRONATEL (previously FITEL) in Peru in the aggregate amount of approximately $154,000. GMC Engineering Solutions and SATEL Comunicaciones Datos, which are two of the three entities comprising the losing bidder consortium, applied to the superior court in Lima for cancellation of the bid and obtained a preliminary injunction against the award. The Company’s subsidiary was served as an interested third party and filed its objection and preliminary defense. Currently, the Company’s subsidiary continues performing these projects. Based on advice of counsel, the Company believe that the appeal’s chances of success are remote.

In addition, the Company is in the midst of different stages of audits and disputes with various tax authorities in different parts of the world. Further, the Company is the defendant in various other lawsuits, including employment-related litigation claims and other legal proceedings in the normal course of its business. While the Company intends to defend the aforementioned matters vigorously, it believes that a loss in excess of its accrued liability with respect to these claims is not probable.

b.	Guarantees:

As of June 30, 2019, the aggregate amount of bank guarantees and surety bonds from insurance companies outstanding in order to secure the Company's various obligations was $128,036, including an aggregate of $118,469 on behalf of its subsidiaries in Peru. The Company has $27,241 of restricted cash to secure these guarantees.

c.	Commitments:

During the six months ended June 30, 2019, the Company has not entered into any new commitments with material effect on the Company’s condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 7: -    LEASES

At the beginning of fiscal 2019, the Company adopted ASC 842. The Company has entered into various non-cancelable operating lease agreements for certain of its offices and car leases. The Company's leases have original lease periods expiring between 2020 and 2027. Several leases include one or more options to renew. The Company does not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2019:

Operating Leases

July 1st 2019 until December 31, 2019	$975
2020	1,377
2021	1,213
2022	1,032
2023	518
2024 and after	15
Total operating lease payments	$5,130
Less: imputed interest	378
Present value of lease liabilities	$4,752

The Company’s weighted-average discount rate is 4.5%

NOTE 8:-    DERIVATIVE INSTRUMENTS

During the six months ended June 30, 2019 and 2018, the Company recognized net income (loss) related to the effective portion of its hedging instruments. The effective portion of the hedged instruments has been included as an offset (addition) of payroll expenses and other operating expenses in the consolidated statement of income (loss) amounted to $226 and $(144) in the six months ended June 30, 2019 and 2018, respectively.

As of June 30, 2019 and 2018, the Company had outstanding forward contracts in the notional amount of $9,058 and $15,715, respectively. The fair value of derivative instruments in the condensed interim consolidated balance sheets amounted to $308 and $(320) as of June 30, 2019 and December 31, 2018, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 9:-    SHAREHOLDERS' EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.	Stock option plans:

In October 2008, the compensation stock option committee of the Company's Board of Directors approved the adoption of the 2008 Stock Incentive Plan (the "2008 Plan") with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are stock options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other stock-based awards. During the years commencing in 2010 and through June 30, 2019, the Company's Board of Directors approved, in the aggregate, an increase of 5,965,500 shares to the number of shares available for grant under the 2008 Plan, bringing the total amount of shares available for grant to 6,965,500. As of June 30, 2019, an aggregate of 169,138 shares were available for future grants under the 2008 Plan.

The options granted under the 2008 Plan during the six months ended June 30, 2019 have vesting restrictions, valuations and contractual lives in similar nature to those described in Note 9 of Notes to consolidated financial statements included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2018.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 9:-    SHAREHOLDERS' EQUITY (Cont.)

A summary of employee and director option balances under the 2008 Plan as of June 30, 2019 and changes during the year then ended are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2019	2,883,410	$5.6
Granted	912,500	$9.5
Exercised	(557,810)	$5.1
Forfeited	(91,250)	$7.1

Outstanding at June 30, 2019	3,146,850	$6.7	4.2	$6,384

Exercisable at June 30, 2019	965,059	$4.6	2.7	$3,712

In February 2019, the Company amended its 2008 Plan to state that in the event the Company declares a cash dividend to its shareholders and the distribution date of such cash dividend precedes the exercise of an option, then the exercise price of each outstanding option shall be automatically reduced by an amount equal to the cash dividend per share distributed by the Company. The amendment applied to the dividend declared by the Company’s Board of Directors in March 2019, as described below.

The Company accounted for changes in award terms as a modification in accordance with ASC 718. A modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value measured at the same date. Under ASC 718, the calculation of the incremental value is based on the excess of the fair value of the new (modified) award based on current circumstances over the fair value of the original award measured immediately before its terms are modified based on current circumstances. The total incremental effect in connection with the modification described above amounted to $970 out of which $685 was recorded during the six months ended June 30, 2019.

c.	Dividends:

The Company’s Board of Directors declared on March 18, 2019 a cash dividend in the amount of $0.45 per share (or $24,864), which was paid on April 11, 2019 to shareholders` of record on March 28, 2019. This dividend was the first time that the Company paid a dividend, however the Company has not adopted a general policy regarding the distribution of dividends and makes no statements as to the distribution of dividends in the foreseeable future.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 10:-    COMPERHENSIVE INCOME

The following tables shows the changes of accumulated other comprehensive income (loss), as of June 30, 2019:

	Six months ended June 30, 2019
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$(5,062)	$(318)	$(5,380)

Other comprehensive income before reclassifications	423	854	1,277
Amounts reclassified from accumulated other comprehensive income	–	(226)	(226)

Net current-period other comprehensive income	423	628	1,051

Ending balance	$(4,639)	$310	$4,329

NOTE 11:-    EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

1.	Numerator:
	Six months ended June 30,
	2019	2018
Numerator for basic and diluted earnings per share -
Net income available to holders of Ordinary shares:	$6,229	$4,462

2.	Denominator (number of shares in thousands):

	six months ended June 30,
	2019	2018
Denominator for basic net loss per share -
Weighted average number of shares	55,262	54,812
Add-employee stock options	753	803

Denominator for diluted net earnings per share - adjusted weighted average shares assuming exercise of options	56,015	55,615

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 12:-    CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

The Company applies ASC 280, "Segment Reporting" ("ASC 280"). Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker. Segments are managed separately and can be described as follows:

Fixed Networks provides advanced fixed broadband satellite communication networks, satellite communication systems and associated professional services and comprehensive turnkey solutions and fully managed satellite network services solutions. The Company’s customers are service providers, satellite operators, mobile network operators, or MNOs, telecommunication companies, or Telcos, and large enterprises, consumers and governments worldwide. In addition, it includes the Company’s network operation and managed satellite network services solutions in Peru and Colombia.

Mobility Solutions provides advanced on-the-move satellite communications equipment, systems and solutions, including airborne, maritime and ground-mobile satellite systems and solutions. The Company’s product portfolio comprises of high-speed modems, high performance on-the-move antennas and high efficiency, high power SSPAs and BUCs. The Company’s customers are service providers, system integrators, defense and homeland security organizations, as well as other commercial entities worldwide.

Terrestrial Infrastructure Projects includes the Company's construction of fiber network in Peru.

  a.      Information on the reportable segments:

1.	The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements which includes certain corporate overhead allocations.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 12:-    CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

2.	Financial data relating to reportable operating segments:

	Six months ended June 30, 2019
	Fixed Networks	Mobility Solutions	Terrestrial Infrastructure Projects	Total

Revenues	$66,836	$43,499	$11,459	$121,794
Cost of revenues	39,821	22,983	13,435	76,239

Gross profit (loss)	27,015	20,516	(1,976)	45,555

Research and development, net	5,323	10,075	-	15,398
Selling and marketing	7,673	3,590	25	11,288
General and administrative	5,635	3,114	778	9,527

Operating income (loss)	8,384	3,737	(2,779)	9,342
Financial expenses, net				1,400
Income before taxes				7,942
Taxes on income (benefit)				1,713
Net income				6,229

Depreciation and amortization Expenses	$3,304	$2,340	$37	$5,681

	Six months ended June 30, 2018
	Fixed Networks	Mobility Solutions	Terrestrial Infrastructure Projects	Total

Revenues	$73,842	$45,778	$14,262	$133,882
Cost of revenues	46,595	26,279	17,179	90,053

Gross profit (loss)	27,247	19,499	(2,917)	43,829

Research and development, net	5,856	10,064	-	15,920
Selling and marketing	8,706	2,857	153	11,716
General and administrative	5,731	2,144	514	8,389

Operating income (loss)	6,954	4,434	(3,584)	7,804
Financial expenses, net				2,188
Income before taxes				5,616
Taxes on income (benefit)				1,154
Net income				4,462

Depreciation and amortization Expenses	$3,365	$3,898	$59	$7,322

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 12:-    CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

b.	Disaggregation of Revenues:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location of the end customers and in accordance with ASC 280, are as follows:

	Six months ended
	June 30,
	2019	2018

Latin America	$36,528	$54,670
Asia and Asia Pacific	27,432	17,240
United States	46,076	45,773
Europe	11,758	16,199

	$121,794	$133,882

c.	The Company's long-lived assets are located as follows:

Property and Equipment, net:

	June 30,	December 31,
	2019	2018

Israel	$63,024	$64,018
Latin America	4,502	4,564
United States	5,365	5,620
Europe	9,086	9,117
Other	489	1,084

	$82,466	$84,403

d.	The table below represents the revenues from major customers:

	Six months ended June 30,
	2019	2018

Customer A	17%	12%
Customer B	*)	11%
Customer C	*)	16%

*) Less than 10%

Customer A is located in North America, Customer B is located in Peru and Customer C is located in Colombia.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 13:-    RELATED PARTY BALANCES AND TRANSACTIONS

a.	The Company entered into a number of agreements for the purchase of infrastructure, construction and services from C. Mer Industries Ltd. ("C. Mer"), a publicly traded company in Israel (TASE). The Company's controlling shareholder, FIMI Opportunity Funds ("FIMI"), holds approximately 36.6% of C. Mer's share capital and representatives of FIMI serve on C. Mer's board of directors.

b.	In December 2015, the Company entered into a memorandum of understanding with Orbit Communication Systems, ("Orbit"), a publicly traded company (TASE), for development and manufacture of antenna for an aggregate amount of approximately $1,750. The memorandum specifies prices per additional product units ordered in the future by the Company. In August 2017, FIMI acquired approximately 33.4% of Orbit's share capital and representatives of FIMI serve on Orbit's board of directors.

c.	Transactions with the related parties:

	Six months ended June 30,
	2019	2018

Cost of revenues of products	$1,276	$348

Research and development	$-	$101

d.	Balances with the related parties:

	June 30,
	2019	2018

Advance payments	$-	$528

Other receivables	$17	$-

Trade payables	$-	$475

Accrued expenses	$2,022	$1,578